Exhibit 99.1
LDK Solar Appoints Dr. Junwu Liang to Board of Directors
Xinyu City, China and Sunnyvale, CA, March 5, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has appointed Dr. Junwu Liang as an independent director to its board of directors. Dr. Liang will serve on LDK’s Audit, Compensation and Nominating and Corporate Governance Committees.
“We are pleased to add Dr. Liang to our board of directors as he brings unique scientific and technological expertise as well as valuable industry knowledge to the position,” said Xiaofeng Peng, Chairman and CEO of LDK Solar. “We believe that Dr. Liang is a great addition to the board and look forward to the contributions he will make to the company.”
Dr. Liang is a professor at the Chinese Academy of Engineering, Beijing, China. From 1993 to 2005 Dr. Liang served as Chairman of the Institute of Electronic Materials, CIE. He was previously a faculty member in the Institute of Semiconductors at the Chinese Academy of Sciences, Beijing, China. Prior to that, he worked on design and fabrication of integrated circuit devices at the Yichang Semiconductor Factory in Yichang City, Hubei Province, China. Dr. Liang has published extensively in the areas of semiconductor materials fabrication and silicon characterization. He holds nine patents and is the recipient of numerous science and technology prizes in China. He received a Ph.D. in Material Science from the Institute of Metallurgy at the Academy of Sciences, USSR.
With the addition on Dr. Liang, LDK Solar’s Board of Directors now has eight members, three of whom are independent directors.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. These statements are based upon information available to LDK’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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